Mail Stop 3561

April 4, 2008

Mr. Mark Thompson
President and Chief Financial Officer
IWI Holding Limited
P.O. Box 3340, Dawson Building
Roadtown, Tortola, British Virgin Islands

   RE: IWI Holding Limited
     Form 20-F/A Nos. 2 and 3 for Fiscal Year Ended December 31, 2005
     Filed January 9, 2008 and January 23, 2008
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed July 11, 2007
     Form 20-F/A No. 1 for Fiscal Year Ended December 31, 2006
     Filed March 4, 2008
     Supplemental Response Letter
     Filed March 5, 2008
     File No. 0-25108

Dear Mr. Thompson:

   We have reviewed your amended Form 20-F and your response dated March 4, 2008 to our letter dated February 1, 2008 and have the following comments. Where indicated, we think you should revise your December 31, 2006 Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2006</u>

<u>Item 15. Management's Annual Report on Internal Control Over Financial Reporting</u>

1. We reviewed your response to comment three in our letter dated February 1, 2008 and the disclosure in Item 15. In the third paragraph under the disclosure controls subheading, you disclose you performed an evaluation of changes in your internal controls over financial reporting that occurred during your last fiscal quarter and that the evaluation did not identify any change in your internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting during your latest fiscal quarter. Since you are not required to file quarterly reports, you are required to disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to comply with the disclosure requirements of Item 15(d) of Form 20-F.

<u>Certifications</u>

2. We reviewed the revisions to your certification in response to comment four in our letter dated February 1, 2008. Yet, the certification does not conform exactly to the certification set forth in Item 12 of the Instructions as to Exhibits of Form 20-F. Please revise. Specifically,
   a. Change references to "this annual report" in paragraphs 2, 3 and 4(a) to "this report;"
   b. Change the references to "the registrant" in paragraph 3 and throughout paragraphs 4 and 5 to "the company;"
   c. Include the language "including consolidated subsidiaries" and "within those entities" in paragraph 4(a);
   d. Replace paragraph 4(b) with paragraph 4(b) set forth in Item 12;
   e. Replace the word "presents" with the word "presented" in paragraph 4(c);
   f. Replace paragraph 4(d) with paragraph 4(d) set forth in Item 12; and
   g. Change the reference to "financial data" in paragraph 5(a) to "financial information."

<u>General</u>

3. In the next response to our comments please provide, in writing, an acknowledgement that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, me at (202) 551-3344 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief